

ASSA ABLOY

Press Release

September 11, 2007
no 16/07

ASSA ABLOY acquires majority stake in iRevo

ASSA ABLOY announced today that it has agreed to acquire in excess of 50% in iRevo, a Seoul-listed company and market leader in digital door locks *.

ASSA ABLOY has reached an agreement with a number of the main shareholders, including Mr Jae Hong Ha, the founder and CEO of iRevo, to acquire in excess of 50% of the shares and voting rights **.

Founded in 1997, iRevo has grown rapidly to become Korea's largest supplier of digital door locks with distribution mainly in Korea and China. The acquisition brings great benefits to the ASSA ABLOY group including a market leading position in Korea and access to efficient distribution channels in the residential sector and ability to leverage on ASSA ABLOY's global distribution network.

The iRevo Group, which employs more than 200 people, is expected to reach a consolidated turnover of approximately KRW 55 Bn (USD 60 M) in 2007. The purchase price for the acquired shares will amount to approximately KRW 23 Bn (USD 25 M). The acquisition is expected to be slightly dilutive to EPS in 2007.

The completion of the acquisition is subject to regulatory approvals. The transaction is expected to be completed within one month.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Åke Sund, Executive Vice President Market and Business Development,
tel: +46 8 506 485 74

** A digital door lock is a door lock with primary use of a digital code to open the lock. Today iRevo also have products using proximity cards, remote control fobs and fingerprint as identification media.*
*** The previous tender offer requirements from June 25 were not fulfilled and the acquisition was not possible to carry through under the defined conditions.*

The information contained herein may be subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. This information has been publicly communicated September 11 at 11.30 CET.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

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ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

END